March 13, 2020

Sameer Ralhan
Chief Financial Officer
Chemours Co
1007 Market Street
Wilmington, DE.19801

       Re: Chemours Co
           Form 10-K for the year ended December 31, 2019
           Filed February 14, 2020
           File No. 001-36794

Dear Mr. Ralhan:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2019

Note 3. Summary of Significant Accounting Policies
Revenue Recognition, page F-11

1. We note your disclosure that you also license the right to access certain trademarks to customers and that under such arrangements, you may receive a royalty payment for a trademark license that is entered into on a standalone basis or incorporated into an overall product arrangement. We further note that in instances that no consideration is specified for the use of your trademark, the entire transaction price is recognized in connection with the transfer of control of the product. Please tell us and further expand your disclosures to highlight the following:

           The typical terms of your arrangements that include the sale of a license for the right to access your trademarks. Please highlight whether such arrangements include additional consideration in addition to the sales and royalties you may receive;
 Sameer Ralhan
Chemours Co
March 13, 2020
Page 2
               Whether you view the sale of the license for the right to access the trademarks as distinct and its own performance obligation when included in a contract for a sale of product. See ASC 606-10-55-55;
              Whether you are recognizing revenue related to the sale of such licenses over time, and if you have determined that such licenses are not considered their own performance obligations, how you considered the guidance in ASC 606-10-55-57 for recognizing revenue for the combined unit;

         Finally, please clarify the amount of revenue you have recognized in net sales as it relates to arrangements that include sales of such licenses for each of the periods presented.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Ameen Hamady at 202-551-3891 or in his absence, Jenn Do at 202-
551-3743 with any questions.



FirstName LastNameSameer Ralhan                                Sincerely,
Comapany NameChemours Co
                                                               Division of
Corporation Finance
March 13, 2020 Page 2                                          Office of Life
Sciences
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